Mail Stop 6010

January 19, 2007

Mr. Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois

      RE: **Methode Electronics, Inc.**
                Form 10-K for the fiscal year ended April 30, 2006
                Filed July 13, 2006
                File No. 0-02816

Dear Mr. Koman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending April 29, 2006

Financial statements, page F-1 through F-5

1.   We note that although your fiscal years ended April 29, 2006 and May 1, 2004, you present consolidated financial statements as of and for the periods ended April 30, 2006 and 2004 for ease of reference.

- Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended April 29, 2006, April 30, 2005 and May 1, 2004. Otherwise, please clearly explain the adjustments you made in order to present the information as of April 30th of each year.
- Tell us why management believes such presentation is appropriate.
- Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated April 30, 2006 and 2005 and income statements and cash flows for each of the three years in the period ended April 30, 2006, although the actual period ended on different days, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Notes to Financial Statements, page F-6

Note 13 Segment Information, page F-21

2.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Apply in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief